UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Pathfinder Acquisition Corporation

(Name of Subject Company (Issuer))

FP Credit Partners II, L.P. (Offeror)

FP Credit Partners Phoenix II, L.P. (Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G04119106

(CUSIP Number of Class of Securities)

Steve Eisner

Francisco Partners

1114 Avenue of the Americas, 15th Floor

New York, NY 10036

Tel: 646-434-1343

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Ryan J. Maierson, Esq.

Erika L. Weinberg, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Tel: (212) 906-1200

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,265.00	Filing Party: FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P.
Form or Registration No.: Schedule TO-T	Date Filed: November 10, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 10, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P. (the “Purchasers”) in connection with an offer (the “Offer”) by the Purchasers to purchase up to $75.0 million of outstanding Class A ordinary shares of Pathfinder Acquisition Corporation, a Cayman Islands exempted company incorporated with limited liability (the “Company”), with a nominal or par value of $0.0001 each per share (the “Class A Shares”), at the tender offer price of $10.00 in cash per Class A Share, without interest on the purchase price and less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase (as defined below) and in the related Letter of Transmittal (as defined below). Each Class A Share was sold in the Company’s initial public offering, which closed on February 19, 2021, pursuant to a prospectus dated February 16, 2021, as part of a unit, each of which contained one Class A Share and one-fifth of one redeemable warrant. The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated December 5, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which have been previously filed as exhibits to this Schedule TO).

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

Termination of the Tender Offer

On January 4, 2023, the Purchasers announced that they had terminated the Offer.

As a result of this termination, no Class A Shares will be purchased in the Offer and all Class A Shares previously tendered and not withdrawn will be promptly returned to tendering holders.

A copy of the press release issued by the Purchasers on January 4, 2023 announcing the termination of the Offer is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit: (a)(5)(B) Press Release dated January 4, 2023.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated December 5, 2022.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Clients of Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Summary Advertisement, published December 5, 2022 in The New York Times.*

(a)(5)(A)	Form of Press Release issued by FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P., dated December 5, 2022.*

(a)(5)(B)	Form of Press Release issued by FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P., dated January 4, 2023.**

(b)(i)	Note Purchase Agreement, dated November 14, 2022, among Movella Inc., the guarantors from time to time party thereto, the purchasers from time to time party thereto and Wilmington Savings Fund Society, FSB.*

(b)(ii)	Commitment Letter, dated October 3, 2022, by and among FP Credit Partners, L.P., Movella Inc., Pathfinder Acquisition Corporation and Motion Merger Sub, Inc.*

(d)(i)	Shareholder Rights Agreement, dated as of October 3, 2022, by and among Movella Inc., Pathfinder Acquisition LLC and the other parties named therein.*

(d)(ii)	Form of Transaction Support Agreement, by and among Pathfinder Acquisition Corporation, Movella Inc., Pathfinder Acquisition LLC and certain shareholders of Movella Holdings Inc.*

(d)(iii)	Form of Voting Agreement, by and among Movella Holdings Inc., Pathfinder Acquisition LLC, Movella Inc., and certain shareholders of Movella Holdings Inc.*

(d)(iv)	Equity Grant Agreement, dated as of November 14, 2022, by and between Pathfinder Acquisition Corporation, FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Previously filed.
**	Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2023

FP CREDIT PARTNERS II, L.P.

By:	FP Credit Partners GP II, L.P.
Its:	General Partner

By:	FP Credit Partners GP II Management, LLC
Its:	General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Director

FP CREDIT PARTNERS PHOENIX II, L.P.

By:	FP Credit Partners GP II, L.P.
Its:	General Partner

By:	FP Credit Partners GP II Management, LLC
Its:	General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Director

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